SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BAA'S SEPTEMBER TRAFFIC DECLINE PROVES THE FAILURE OF THIS HIGH COST, INEFFICIENT MONOPOLY SAYS RYANAIR

Ryanair, the UK's largest airline today (Tuesday, 21st October 2008) welcomed the release of September traffic figures by the BAA airport monopoly in the UK which showed passenger numbers falling by 5% to 13.3m in September. The BAA monopoly's traffic decline is in marked contrast to Ryanair's booming traffic growth (up 20% in September to 5.3m passengers).

The reason for this traffic decline is the failure of the BAA airport monopoly's policy of increasing passenger charges and providing abject customer services which at Stansted comprises long security queues, frequent baggage belt breakdowns and excessive passport queues which frequently results in 1 to 2 hour delays for British citizens returning to the UK through Stansted.

Ryanair dismissed the BAA's claims that the long-term growth prospects at the BAA's high cost, badly run monopoly airports are "good". In fact they are awful. These September traffic figures prove that the BAA monopoly is damaging British air transport, and British tourism. Ryanair confirmed that the Stansted traffic decline of 5% will worsen substantially this Winter, as Ryanair grounds up to 14 of its 40 Stansted based aircraft solely because of BAA Stansted's high and unjustified passenger charges (which have more than doubled over the past 18 months).

Ryanair's CEO Michael O'Leary said:

"The BAA's traffic figures which declined by 5% in September prove yet again that high cost, price increasing, badly run airport monopolies like the BAA simply don't work. Having almost doubled passenger charges at Stansted over the past 18 months, it is no surprise that passenger numbers are declining at the BAA's airports, while traffic in Ryanair, and at other more competitive airports across the UK has continued to grow in September.

"These declining passenger numbers provide yet further evidence of the urgent need to break up the BAA airport monopoly, as recently recommended by the UK Competition Authorities. Forcing Heathrow, Gatwick and Stansted into separate ownership will lead to a more competitive environment, lower passenger charges, improved passenger services and the roll out of additional and much needed capacity at more competitive prices than the marble Taj Mahals designed and built by the BAA monopoly.

"These declining BAA traffic figures (which will get worse as we move through the Winter) prove yet again that the BAA monopoly has failed British tourism, it has failed its airline users, it has failed consumers, and it must now be broken up in order to allow competition to provide efficient facilities and lower costs where the BAA monopoly has patently failed".

Ends.                                Tuesday, 21st October 2008

For further information
please contact:

Stephen McNamara                         Pauline McAlester
Ryanair Ltd                                      Murray Consultants
Tel: +353-1-8121212                        Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  21 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director